AH
11-28-2003



03052815

NOV 28 2003

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-33729 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 North Lindbergh Blvd., Suite 301
(No. and Street)

St. Louis (City) Missouri (State) 63141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hugh V. Murray (314) 997-7488
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruettemeyer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

14615 Manchester Road, Suite 204 (Address) Manchester (City) Missouri (State) 63011 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Hugh V. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forsyth Securities, Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



S. HIGGINBOTHAM
Notary Public - Notary Seal
State of Missouri
County of St. Louis
My Commission Exp. 10/31/2007


Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *FORSYTH SECURITIES, INC.*

COMPARATIVE FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT
FOR THE YEARS ENDED
SEPTEMBER 30, 2003 AND 2002

FORSYTH SECURITIES, INC.

# TABLE OF CONTENTS

# *GRUETTEMEYER & CO., P.C.*

CERTIFIED PUBLIC ACCOUNTANTS

TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE


## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Forsyth Securities, Inc.

We have audited the accompanying statements of financial condition of Forsyth Securities, Inc. (a Missouri corporation), as of September 30, 2003 and 2002, and the related statements of income and retained earnings, cash flows, changes in stockholders' equity and changes in subordinated borrowings for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forsyth Securities, Inc. as of September 30, 2003 and 2002, and the results of its operations, cash flows, changes in stockholders' equity, and changes in subordinated borrowings for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



St. Louis, Missouri
November 14, 2003

EXHIBIT A

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 53,361 | $ 84,992 |
| Cash deposit with clearing brokers | 30,269 | 31,127 |
| Receivable from clearing brokers | 35,203 | 25,770 |
| Receivable other | 24,697 | 19,831 |
| Equipment at cost less accumulated depreciation of $106,612 for (2003) and $101,408 for (2002) | 9,660 | 14,864 |
| Other assets | 7,100 | 26,000 |
| **TOTAL ASSETS** | **$ 160,290** | **$ 202,584** |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **LIABILITIES** | | |
| Accounts payable | $ 13,068 | $ 28,861 |
| Brokers escrow payable | 13,812 | 26,152 |
| Clearing brokers payable | 7,797 | 7,787 |
| Commissions payable | 13,831 | 6,995 |
| Accrued administrative expenses | 9,164 | 10,405 |
| **TOTAL LIABILITIES BEFORE SUBORDINATED BORROWINGS** | **$ 57,672** | **$ 80,200** |
| **COMMITMENTS AND CONTINGENT LIABILITIES** | -- | -- |
| **SUBORDINATED BORROWINGS** | **108,000** | **57,000** |
| **STOCKHOLDERS' EQUITY** | | |
| Preferred stock - non-convertible par value $100, authorized 1,000 shares, issued and outstanding 994.685 shares; held in treasury 212.765 (2003) and 195.646 shares (2002) | 119,033 | 119,033 |
| Cost of treasury shares | ( 42,252) | ( 23,477) |
| | 76,781 | 95,556 |
| Common stock, par value $1.00, authorized 30,000 shares, issued and outstanding 5,000 shares; held in treasury 1,614 shares (2003) and 1,334 in (2002). | 5,000 | 5,000 |
| Additional paid-in capital | 106,076 | 74,755 |
| Cost of treasury shares | ( 457) | ( 371) |
| | 110,619 | 79,384 |
| Retained earnings (deficit) | (192,782) | (109,556) |
| **TOTAL STOCKHOLDERS' EQUITY** | **(5,382)** | **65,384** |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$ 160,290** | **$ 202,584** |

The accompanying Notes to Financial Statements
are an integral part of this statement

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ 394,151 | 620,130 |
| Interest | 1,550 | 2,198 |
| Management fees | 10,865 | 11,893 |
| Stock IPO | 10,685 | -- |
| Miscellaneous | 3,520 | 9,480 |
| **TOTAL REVENUES** | **420,771** | **643,701** |
| **OPERATING EXPENSES** | | |
| Administrative salaries | 46,170 | 48,314 |
| Commissions and incentive payments | 159,083 | 291,299 |
| Clearing fees | 83,659 | 104,349 |
| Phones | 8,839 | 11,913 |
| Building rental and maintenance | 85,651 | 88,400 |
| Office and quote equipment rental | 40,461 | 49,196 |
| Insurance and bond premiums | 7,562 | 18,456 |
| Regulatory fees | 12,522 | 6,210 |
| Office expense | 17,243 | 28,812 |
| Professional fees | 22,232 | 83,687 |
| Payroll taxes | 14,226 | 22,700 |
| Interest Expense | 6,349 | -- |
| **TOTAL OPERATING EXPENSES** | **503,997** | **753,336** |
| **INCOME (LOSS) FROM OPERATIONS** | **(83,226)** | **(109,635)** |
| MANAGEMENT BONUS (Note 2) | -- | -- |
| **INCOME (LOSS) BEFORE INCOME TAXES** | **(83,226)** | **(109,635)** |
| INCOME TAXES (Note 2) | -- | -- |
| **NET INCOME (LOSS)** | **(83,226)** | **(109,635)** |
| RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR | (109,556) | 79 |
| **RETAINED EARNINGS (DEFICIT), END OF YEAR** | **$ (192,782)** | **$ (109,556)** |

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT C

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

| | Increase/(Decrease) In Cash | |
|---|---|---|
| | 2003 | 2002 |
| OPERATIONAL CASH FLOWS: | | |
| Net Income (Loss) | $(83,226) | $(109,635) |
| Adjustments to reconcile net income to net cash provided (used) in operating activities: | | |
| Depreciation | 5,204 | 8,183 |
| Changes in working capital asset and liability items: | | |
| Assets: | | |
| Cash deposit with clearing brokers | 858 | ( 305) |
| Receivable from clearing brokers | (9,433) | 13,296 |
| Receivable from firm's commission brokers | (4,866) | ( 12,382) |
| Prepaid costs | -- | -- |
| Total | (8,237) | 8,792 |
| Liabilities: | | |
| Accounts payable | ( 15,793) | 24,499 |
| Broker escrow payable | ( 12,340) | ( 8,449) |
| Clearing brokers payable | 10 | 502 |
| Commissions payable | 6,836 | ( 12,691) |
| Accrued administrative expenses | ( 1,241) | ( 18,152) |
| Total | ( 22,528) | ( 14,291) |
| **NET CASH PROVIDED (USED) BY OPERATIONS** | **(113,991)** | **(115,134)** |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Transfer investment in NASD Stock to former stockholder | -- | -- |
| **NET CASH PROVIDED (USED) BY INVESTING ACTIVITY:** | -- | -- |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Common treasury stock purchased | ( 40) | ( 40) |
| Common treasury stock sold | 31,400 | 42,735 |
| Subordinated borrowings | 51,000 | 33,000 |
| **NET CASH PROVIDED (USED) BY FINANCING ACTIVITY** | **82,360** | **75,695** |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | **( 31,631)** | **( 39,439)** |
| **BEGINNING CASH AND CASH EQUIVALENTS** | **84,992** | **124,431** |
| **ENDING CASH AND CASH EQUIVALENTS** | **$ 53,361** | **$ 84,992** |
| Additional disclosures: | | |
| Non cash transaction NASD Stock investment exchanged for shareholder's equity: | (18,900) | -- |

The accompanying Notes to Financial Statements
are an integral part of this statement

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

| | COMMON STOCK | ADDITN'L PAID IN CAPITAL | COST OF COMMON TREAS. SHARES | PRE-FERRED STOCK | COST OF PREFD. TREAS. SHARES | RETAINED EARNINGS/ (DEFICIT) | TOTAL |
|---|---|---|---|---|---|---|---|
| **Balance, September 30, 2001** | **$5,000** | **$32,650** | **$(961)** | **$119,033** | **$(23,477)** | **$ 79** | **$132,324** |
| Common stock: | | | | | | | |
| Sold | -- | 42,105 | 630 | -- | -- | -- | 42,735 |
| Purchased | -- | -- | ( 40) | -- | -- | -- | ( 40) |
| Net (loss) for the year ended, September 30, 2002 | -- | -- | -- | -- | -- | (109,635) | (109,635) |
| **Balance, September 30, 2002** | **$5,000** | **$74,755** | **$(371)** | **$119,033** | **$(23,477)** | **$(109,556)** | **$ 65,384** |
| Common stock: (Treasury shares) | | | | | | | |
| Sold | -- | 31,321 | 79 | -- | -- | -- | 31,400 |
| Purchased/Exchanged | -- | -- | (165) | -- | -- | -- | (165) |
| Preferred stock | | | | | | | |
| Exchanged | -- | -- | -- | -- | (18,775) | -- | (18,775) |
| Sold | -- | -- | -- | -- | -- | -- | -- |
| Net (loss) for the year ended, September 30, 2003 | -- | -- | -- | -- | -- | (83,226) | (83,226) |
| **Balance, September 30, 2003** | **$5,000** | **$106,076** | **$(457)** | **$119,033** | **$(42,252)** | **$(192,782)** | **$(5,382)** |

The accompanying Notes to Financial Statements
are an integral part of this statement

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| Subordinated borrowings at October 1, | $57,000 | $24,000 |
| Increases: | | |
| NASD Subordinated Loan Agreements-Issued | 51,000 | 33,000 |
| Subordinated borrowings at September 30, | $108,000 | $57,000 |

The accompanying notes are an integral part of these financial statements.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

## 1. ORGANIZATION AND NATURE OF BUSINESS

Forsyth Securities, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company was organized on January 9, 1985 the date of issue of the Certificate of Incorporation by the Secretary of the State of Missouri and commenced operations in June 1986. The Company's customers are located principally in the St. Louis, Missouri area.

The Company (an introducing broker) clears its customer transactions through First Clearing Corporation a division of First Union Capital Markets Company, or RBC Dain Rauscher, Inc. (formerly RPR Clearing Services), Members, New York Stock Exchange, on a fully disclosed basis. The clearing brokers will deduct from commissions due the Company a clearing fee for their services, based on the number of shares traded and a charge by the exchange, on which the trade is executed. The Company is also obligated to maintain good faith cash deposit accounts with its clearing brokers. First Clearing Corporation requires the Company to calculate the deposit balance, using its adjusted net capital, volume and mix of business products. The balance at September 30, 2003 and 2002 was $25,269 and $26,127 respectively. RBC Dain Rauscher, Inc. requires the Company to maintain a good faith deposit of $5,000. Claims against the Company, not otherwise resolved within 5 days notice to the Company, may be charged to these deposit accounts by the clearing brokers, if commissions, due the Company, on hand are inadequate to settle the claim. The clearing brokers, upon termination of this agreement, may, at their discretion, retain the deposit account for their protection for up to one year. These funds maintained with the clearing brokers are at risk, uninsured and un-collateralized.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization Cost

Costs to incorporate were capitalized and have been fully amortized.

### Revenue Recognition

Commissions on options, securities and other financial products marketed by the Company are recorded gross on notice of the amount from the clearing broker on a trade date basis.

### Estimates and Assumptions

Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

## 2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES* (continued)

### Broker Compensation:

#### Monthly Commission Payout

Commissions paid to brokers are an agreed upon percentage based on cleared business or packaged products and the broker's status with the Company. The broker also earns a ticket bonus determined by applying an ascending rate that increases with the dollar value of the ticket. Brokers are allowed to receive payments in advance of earned commissions. At September 30, 2003 of the $24,697 receivable from commission brokers, approximately $2,991 was offset by escrow payable. The remaining balance is to be collected from future commissions due to the broker.

#### Quarterly Commission Payout

The Company also pays a quarterly commission on the second payday of the quarter. This payout will be determined by multiplying the broker's production by a fixed percent. The payout is contingent upon the Company's profitability.

#### Escrow Accounts

Brokers agree to fund contingent liability escrow accounts. These accounts are funded by setting aside 2% of the gross commission, net of clearing fees, from every trade. If no potential liabilities are pending at the end of a quarter, the broker receives 10% of their escrow account balance.

#### Management Bonus

The Company stockholders' passed by resolution a management compensation plan (revised 1999). Under the plan the Company's president receives a minimum monthly salary. In addition the Company also pays a quarterly bonus. The bonus payments for a fiscal year are not to exceed a gross amount of $100,000 before income taxes. The plan further stipulates that the bonus payments are to be paid 20% in preferred stock and 80% in cash.

For the years ended September 30, 2003 and 2002 the Company president received no bonus payments under the plan.

### Cash And Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at several financial institutions. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2003, none of the Company's bank account balances exceeded these limits.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Other Assets

Included in other assets for the year ended September 30, 2002 was 1,500 shares common stock issued by the NASDAQ Stock Market, Inc. at a cost of $18,900. The company in settlement of litigation transferred these shares to a former stockholder for his entire equity interest in the company.

### Depreciation

Depreciation is computed using accelerated methods over estimated useful lives of three to seven years.

### Capital Stock - Common Stock

All of the capital stock of the Company was purchased by Company management from E.L. VanDeventer and Co., Inc., its parent, pursuant to a stock purchase agreement dated September 1, 1988. Changes in common shares is presented in a table. (See Note 3)

### Preferred Stock - Non Convertible (Restricted)

The Company created a class of preferred shares at a special meeting of the shareholders in March 1990. The shares may be issued to brokers, who own common shares. The Company also entered into an agreement with non-common shareholder brokers, for whom the Company holds escrowed credits. These brokers are permitted to convert up to 90% of their escrowed balances into $100 par value non-certificate preferred shares of the Company. Dividends are payable based on the Company's profitability. Shares may be called at 120% of par at the end of any calendar quarter. The plan was basically concluded in 2003, except for shares held by the company's president/shareholder.

### Income Taxes

The Company has accumulated net operating losses which will expire as follows:

| | | |
|---|---|---|
| Year ended September 30, 2003 | ($ 83,226) | Fiscal 2023 |
| Year ended September 30, 2002 | ($109,556) | Fiscal 2022 |

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

**3. RELATED PARTY TRANSACTIONS**

**Subordinated Borrowing**

The Company's president/shareholder has agreed to provide necessary funding through subordinated loan agreements as follows:

| Date Issued Year End | Maturity Date | Year ended September 30, 2003 Principal | Accrued Interest |
|---|---|---|---|
| September 30, 2003 | October 31, 2006 | $ 51,000 | $1,850 |
| September 30, 2002 | September 30, 2005 | 33,000 | 2,099 |
| September 30, 2001 | September 30, 2005 | 24,000 | 2,400 |
| Total | | $108,000 | $6,349 |

Principal and interest are payable at maturity.

**Stockholders' Equity**

**Common Stock (Unrestricted and Restricted)**

The Company has had unrestricted common stock offerings (USO) during its current and prior fiscal years to current unrestricted common shareholders. The Company's president was the sole participant in these offerings.

During the current fiscal year the Company acquired all of the unrestricted common shares held by a former principal shareholder officer. The Company's president is the sole shareholder of it's unrestricted common stock.

The Company also has restricted common stock shareholders who have acquired certain voting rights. Prior to the fiscal year ended September 30, 2002 these shareholders had a duty to break a tied vote between the two then principal unrestricted common stockholders, by voting their shares on the deadlocked issue. The sales price and transferability of these shares is restricted.

The change in the Company's common shares are as follows:

| | Common Shares | |
|---|---|---|
| Year's ended September 30, | Held by shareholder | Held in treasury |
| 1988 Initial Purchase | 1,000 | 4,000 |
| 1989 Treasury shares sold | 50 | ( 50) |
| 1990 Common shares purchased | ( 50) | 50 |
| 1991 Treasury shares sold | 20 | ( 20) |
| 2001 Treasury shares sold | 130 | ( 130) |
| 2002 Common restricted shares purchased | ( 4) | 4 |
| Common shares sold | 2,520 | (2,520) |
| 2003 Common restricted and unrestricted shares purchased | ( 504) | 504 |
| Common shares sold | 224 | ( 224) |
| Balance Common Shares | 3,386 | 1,614 |

All of the unrestricted shares are held by the Company's president/shareholder. Twelve (12) shares of the total common shares outstanding are restricted, and held by Company brokers.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

## 3. RELATED PARTY TRANSACTIONS (continued)

### Stockholders' Equity

**Preferred Stock**

Preferred shares issued to unrestricted common shareholders under the management bonus program and the shares issued by agreement to brokers with escrow credits net of redemptions follows:

| | Balance September 30, 2003 | | Balance September 30, 2002 | |
|---|---|---|---|---|
| | Number of Shares | Dollar Amount | Number of Shares | Dollar Amount |
| **Bonus Program:** | | | | |
| Balance beginning of year | 857.000 | $85,700 | 857.000 | $85,700 |
| Purchased during the year | (82.000) | (8,200) | -- | -- |
| Balance end of year | 775.000 | 77,500 | 857.000 | 85,700 |
| **Escrow Exchange:** | | | | |
| Balance beginning of year | 137.685 | 13,769 | 137.685 | 13,769 |
| Redeemed during the year | (130.765) | (13,076) | -- | -- |
| Balance end of year | 6.920 | 693 | 137.685 | 13,769 |
| Call premium net | -- | ( 1,412) | -- | ( 3,913) |
| **Total Preferred** | **781.920** | **$76,781** | **994.685** | **$95,556** |

All of the preferred shares are held by the Company's president/shareholder.

## 4. LEASE COMMITMENTS

The Company's current office lease, dated April 30, 2001 was for an initial three years beginning June 1, 2001. For the fiscal years ended September 30, 2003 and 2002, the Company incurred annual rent of $85,651 and $88,400 respectively.

The Company renegotiated the lease in fiscal 2003 which extended the lease through May 31, 2005 at a reduced annual rental. The lease can be terminated by the lessor with 45 days notice. The approximate lease obligation is as follows:

| | |
|---|---|
| Year ended September 30, 2004 | $ 72,420 |
| Year ended September 30, 2005 | 48,280 |

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

**5. NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003 and 2002, the Company had adjusted net capital of $64,152 and $65,904, which were $14,152 and $15,904, in excess of its required minimum dollar net capital of $50,000. The Company's net capital ratio at September 30, 2003 and 2002 was .899 and 1.217 to 1.

**6. EMPLOYEE BENEFITS**

The Company on October 1, 1991 adopted a plan to provide employees of the Company a choice between cash and certain non-taxable employee benefits. The plan is written in accordance with Internal Revenue Code Section 125. The flexible plan provision was discontinued in October 2003. The Company, commencing October 1, 1991, contributes up to $75.00 per month per full time employee. Approximately 4 employees receive this benefit toward the cost of the group Health/ Dental plan premium.

**7. PROFESSIONAL FEES-LITIGATION**

In fiscal 2003 the Company reached an out of court settlement to litigation brought by a former shareholder/officer. In settlement the Company received all of this shareholder's capital and preferred stock, and transferred to this shareholder it's investment in NASD stock, valued at $18,900. The suit cost the Company in excess of $100,000 in legal fees. Approximately $2,500 is unpaid at September 30, 2003.

# SUPPLEMENTARY INFORMATION

FORSYTH SECURITIES, INC.

COMPUTATION OF ADJUSTED NET CAPITAL
FOR THE YEAR ENDED SEPTEMBER 30, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| **OWNERSHIP EQUITY** | | |
| Capital stock and paid in excess | $ 110,619 | $ 79,384 |
| Preferred stock | 76,781 | 95,556 |
| Retained earnings (deficit) | (192,782) | (109,556) |
| Total Ownership Equity | ( 5,382) | 65,384 |
| Subordinated Borrowings | 108,000 | 57,000 |
| **Total Capital and Allowable Subordinated borrowings** | **102,618** | **122,384** |
| **DEDUCTIONS FROM CAPITAL** | | |
| Receivable from firm's employees in excess of escrow | 21,706 | 15,616 |
| Prepaid costs | 100 | 100 |
| Fixed assets | 9,660 | 14,864 |
| Lease deposit | 7,000 | 7,000 |
| NASD Stock | -- | 18,900 |
| **Total Deductions** | **38,466** | **56,480** |
| **Adjusted Net Capital** | **$ 64,152** | **$ 65,904** |
| **AGGREGATE INDEBTEDNESS** | **$ 57,672** | **$ 80,200** |
| **AGGREGATE INDEBTEDNESS AS A PERCENT OF ADJUSTED NET CAPITAL** | **89.90%** | **121.69%** |
| **AGGREGATE INDEBTEDNESS** | | |
| Accounts payable | $ 13,068 | $ 28,861 |
| Firm's broker escrow payable | 13,812 | 26,152 |
| Clearing brokers payable | 7,797 | 7,787 |
| Commissions payable | 13,831 | 6,995 |
| Accrued administrative expenses | 9,164 | 10,405 |
| **Total** | **$ 57,672** | **$ 80,200** |
| Minimum dollar net capital | $ 50,000 | $ 50,000 |
| Adjusted net capital | 64,152 | 65,904 |
| **Excess of Net Capital Over Requirement** | **$ 14,152** | **$ 15,904** |
| Six and two-thirds (6-2/3%) of aggregate indebtedness | $ 3,845 | $ 5,347 |
| Adjusted net capital | 65,963 | 65,904 |
| **Excess of Net Capital at 1500%** | **$ 62,118** | **$ 60,557** |

FORSYTH SECURITIES, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
FOR THE YEAR ENDED SEPTEMBER 30, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Net capital at September 30, | $ 64,152 | $ 65,904 |
| Net capital shown on most recent un-audited Focus part IIA filing | 65,962 | 65,886 |
| **Difference (decrease)/increase** | **$( 1,810)** | **$ 18** |

The difference between net capital at September 30, and net capital as shown on the most recent Focus part IIA filing results from:

| | 2003 | 2002 |
|---|---|---|
| Audit adjustments: | | |
| Increase accrued subordinated loan interest | $( 6,349) | -- |
| Decrease in accrued expense | 4,539 | -- |
| Federal and state income tax for fiscal year September 30, 2001 paid and expensed in current fiscal year - reduction to expense | $ -- | $ 17 |
| Rounding | -- | 1 |
| **Total difference increase (decrease) net capital** | **$( 1,810)** | **$ 18** |

FORSYTH SECURITIES, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2003 AND 2002

---

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

> In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through First Clearing, L.L.C. a division of First Union Capital Markets Company, or RBC Dain Rauscher, Inc., Members, New York Stock Exchange, on a fully disclosed basis.

**_GRUETTEMEYER & CO., P.C._**
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17A-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Forsyth Securities, Inc.

In planning and performing our audit of the comparative financial statements and supplemental schedules of Forsyth Securities, Inc. (the Company), for the year ended September 30, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the comparative financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities,** we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gruettemeyer Co., P.C.

St. Louis, Missouri
November 14, 2003